SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                             FORM T-3

         FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
              UNDER THE TRUST INDENTURE ACT OF 1939

                  Richardson Electronics, Ltd.
                       (Name of applicant)

                            36-2096643
                (IRS Employer Identification No.)

           40W267 Keslinger Road, LaFox, Illinois 60147
             (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE
                         TO BE QUALIFIED

     Title of Class                               Amount
8-1/4% Convertible Senior Subordinated                 $40,000,000
 Debentures due June 15, 2006

Approximate date of proposed public offering:     January 31,
1997

Name and address of agent for service:  William G. Seils
                              Senior Vice President,
                              General Counsel and Secretary
                              Richardson Electronics, Ltd.
                              40W267 Keslinger Road
                              LaFox, Illinois 60147

                        _________________

                             GENERAL
     1. General information. Furnish the following information as to the applicant:

     (a)  Form of organization.   A corporation.

     (b)  State or other sovereign power under the laws of which
organized.   Delaware

     2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the securities act of 1933 is not required.

     Exemption under section 3(a)(9) of the Securities act of 1933 is being claimed by the applicant. The securities are being exchanged with holders of the applicant's presently issued and outstanding 7-1/4% Convertible Subordinated Debentures due December 15, 2006 pursuant to an Exchange Offer in connection with which applicant has filed a Schedule 13E-4 Issuer Tender Offer Statement dated December 18, 1996 ("Schedule 13E-4") with the Securities and Exchange Commission ("Commission"). There have not been nor are there to be any sales of securities of the same class by the applicant or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. For a statement as to any consideration which has been or is to be given, directly or indirectly, to any person in connection with the transaction and the nature of any services rendered or to be rendered, directly or indirectly, for such consideration see "The Exchange Offer - Exchange Agent - Financial Advisor - Payment of Expenses" on pages 24 and 25 of the Offering Circular and Consent Solicitation dated December 18,1 996 filed with the Commission as Exhibit (a)(1) of the applicant's Schedule 13E-4 which information is specifically incorporated herein by reference thereto. No cash payment has been made or will be made by any holder of the outstanding securities.

                           AFFILIATIONS
     3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective
percentages of voting securities or other bases of control.   See
"Principal Stockholders" and "Information Relating to Directors, Nominees and Executive Officers" in applicant's Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996 and Exhibit 22 to applicant's Annual Report on Form 10-K for its Fiscal Year ending May 31, 1996, all of which are incorporated herein by reference thereto.

                      MANAGEMENT AND CONTROL
     4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the
applicant held or to be held by each person named.   See
"Information Relating to Directors, Nominees and Executive Officers" in applicant's Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996 incorporated herein by reference thereto.

     5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more
of the voting securities of the applicant.   See "Principal
Stockholders" and "Information Relating to Directors, Nominees and Executive Officers" in applicant's Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996 incorporated herein by reference thereto.


                           UNDERWRITERS
     6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of
securities underwritten.   None.

                        CAPITAL SECURITIES
     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant. See applicant's Financial Statements for Fiscal Year ending May 31, 1996 included in its Annual Report on Form 10-K for its Fiscal Year ending May 31, 1996 which is incorporated herein by reference thereto.

                       INDENTURE SECURITIES
     8. Analysis of indenture provisions. See "Description of New Debentures" in the Offering Circular and Consent Solicitation dated December 18, 1996 filed with the Commission as Exhibit
(a)(1) of the applicant's Schedule 13E-4 incorporated herein by reference thereto.

     9.   Other obligors.  Give the name and complete mailing
address of any person, other than the applicant, who is an
obligor upon the indenture securities.   None.

     Contents of application for qualification. This application for qualification comprises
     (a)  Pages numbered 1 to 5 consecutively.
     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified. See Exhibit 25 to applicant's Schedule 13E-4 incorporated herein by reference thereto.
     (c) the following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.

                             EXHIBITS
     T3A. Restated Certificate of Incorporation of the applicant, incorporated by reference to Appendix B to the Proxy
          Statement/Prospectus dated November 13, 1986, incorporated by reference to the applicant's
          Registration Statement on Form S-4 Commission File No.
          33-8696.

     T3B By-laws of the applicant as amended incorporated by reference to Exhibit 3(b) to the Company's Annual
          Report on Form 10-K for the fiscal year ended May 31, 1996.

     T3C The indenture to be qualified incorporated by reference to Exhibit C(1) to applicant's Schedule 13E-4 Issuer
          Tender Offer Statement dated December 18, 1996.

     T3E A copy of every prospectus, notice, circular, letter, or other written communication which is to be sent or given to security holders in connection with the issuance or distribution of the indenture securities incorporated by reference to Exhibits A(1), (2) and (3) of applicant's Schedule 13E-4 Issuer Tender Offer Statement dated December 18, 1996.

     T3F              CROSS-REFERENCE TABLE

TIA Section                                       Indenture
Section
310(a)(1)  . . . . . . . . . . . . . . . . . . .      7.10
   (a)(2)  . . . . . . . . . . . . . . . . . . .      7.10
   (a)(3)  . . . . . . . . . . . . . . . . . . .  Not applicable
   (a)(4)  . . . . . . . . . . . . . . . . . . .  Not applicable
   (b)     . . . . . . . . . . . . . . . . . . .    7.08; 7.10;
                                                   12.02
   (c)     . . . . . . . . . . . . . . . . . . .  Not applicable
311(a)     . . . . . . . . . . . . . . . . . . .      7.11
   (b)     . . . . . . . . . . . . . . . . . . .      7.11
   (c)     . . . . . . . . . . . . . . . . . . .  Not applicable
312(a)     . . . . . . . . . . . . . . . . . . .      2.05
   (b)     . . . . . . . . . . . . . . . . . . .     12.03
   (c)     . . . . . . . . . . . . . . . . . . .     12.03
313(a)     . . . . . . . . . . . . . . . . . . .      7.06
   (b)(1)  . . . . . . . . . . . . . . . . . . .  Not applicable
   (b)(2)  . . . . . . . . . . . . . . . . . . .      7.06
   (c)     . . . . . . . . . . . . . . . . . . .     12.02
   (d)     . . . . . . . . . . . . . . . . . . .      7.06
314(a)     . . . . . . . . . . . . . . . . . . .  4.02; 12.02
   (b)     . . . . . . . . . . . . . . . . . . .  Not applicable
   (c)     . . . . . . . . . . . . . . . . . . .     12.04
   (c)(2)  . . . . . . . . . . . . . . . . . . .     12.04
   (c)(3)  . . . . . . . . . . . . . . . . . . .  Not applicable
   (d)     . . . . . . . . . . . . . . . . . . .  Not applicable
   (e)     . . . . . . . . . . . . . . . . . . .     12.05
   (f)     . . . . . . . . . . . . . . . . . . .  Not applicable
315(a)     . . . . . . . . . . . . . . . . . . .      7.01(b)
   (b)     . . . . . . . . . . . . . . . . . . .  7.05; 12.02
   (c)     . . . . . . . . . . . . . . . . . . .      7.01(a)
   (d)     . . . . . . . . . . . . . . . . . . .      7.01(c)
   (e)     . . . . . . . . . . . . . . . . . . .      6.11
316(a) (last sentence) . . . . . . . . . . . . .     12.06
   (a)(1)(A) . . . . . . . . . . . . . . . . . .      6.05
   (a)(1)(B) . . . . . . . . . . . . . . . . . .      6.04
   (a)(2)  . . . . . . . . . . . . . . . . . . .  Not applicable
   (b)     . . . . . . . . . . . . . . . . . . .  6.06; 6.07
317(a)(1)  . . . . . . . . . . . . . . . . . . .     12.01
   (a)(2)  . . . . . . . . . . . . . . . . . . .      6.09
318(a)     . . . . . . . . . . . . . . . . . . .     12.01
________________
Note: This Cross-Reference Table shall not, for any purpose, be deemed to be a part of the Indenture.
                     _______________________

                            SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Richardson Electronics, Ltd., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of LaFox, and State of Illinois, on the 18th day of December, 1996.

(SEAL)                        RICHARDSON ELECTRONICS, LTD.

                              By  /s/ Edward J. Richardson
                                  ___________________________________
                                   Edward J. Richardson
                                 Chairman and Chief Executive Officer

Attest:                       By  /s/ William J. Garry
                                  __________________________________
                                   William J. Garry
                                   Vice President and Chief
                                   Financial Officer